Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Valley National Bancorp:

We consent to the use of our reports dated February 28, 2019, with respect to (i) the consolidated statements of financial condition of Valley National Bancorp as of December 31, 2018 and 2017 and the related consolidated statements of income, comprehensive income, changes in shareholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2018 and (ii) the effectiveness of internal control over financial reporting as of December 31, 2018, which reports appear in the December 31, 2018 annual report on Form 10-K of Valley National Bancorp, incorporated herein by reference in the Registration Statement on Form S-8.

/s/ KPMG LLP

Short Hills, New Jersey

December 2, 2019